Exhibit 23.5

Forrester Research Inc.

Citation Agreement and Consent

Subject to the terms and conditions set forth herein, Forrester Research, Inc. (“Forrester”) hereby consents to the quotation by Cvent, Inc. (“Requester”), in certain materials to be presented to potential financial partners and Form S-4 and Form 8-K which may be filed by Requester with the U.S. Securities and Exchange Commission (the “Filing”), of the following Forrester information that has been published in print (the “Forrester Information”):

Quote 1.

Certain information in the text of this proxy statement/prospectus/consent solicitation is contained in independent industry publications. The sources of these independent industry publications are provided below:

•	Forrester Consulting, Cvent Thought Leadership Study: Data Review, February 22, 2021, which was commissioned by Cvent;

Quote 2.

Meetings and events are regarded as some of the most effective marketing channels for building engagement with customers, employees and members. External events, whether conducted in-person or virtually, are critical to marketing efforts, as they represent opportunities for enterprises to directly engage with their most important external audiences. Events offer a highly effective way for organizations to maximize engagement throughout the customer journey, helping them to generate and qualify leads, deepen relationships with customers and build brand loyalty and advocacy. According to Forrester, 74% of respondents considered events to be their most important demand generation tactic. Forrester also estimates that events in total comprise approximately 24% of the average organization’s business-to-business, or B2B, marketing program budget. In addition, internal events aid in employee retention and development, as they offer critical opportunities for HR, training professionals and executive leadership to inspire and motivate their employees through engaging experiences.

Quote 3

Increased Importance of Meetings and Events to Chief Marketing Officers During and After the Pandemic.

Meetings and events offer opportunities for enterprises to engage directly with their customers for extended periods of time, and as a result, can represent some of the most effective and highest value touchpoints along the entire customer journey. With the growth in virtual and hybrid events, the opportunities to use events to directly engage with a larger audience has grown significantly. Marquee events such as user conferences and tradeshows present companies with significant marketing and sales opportunities, providing a forum to engage with hundreds or thousands of their prospects, customers and partners in attendance. As a result, meetings and events can represent one of the enterprise’s most influential marketing channels. According to Forrester, 74% of respondents considered events to be their most important demand generation tactic.

Due to their importance to the customer journey, meetings and events can be a significant component of the marketing efforts for any organization. Forrester also estimates that events in total comprise approximately 24%of the average organization’s business-to-business, or B2B, marketing program budget. Given the significance of the associated spend, the ability of events to generate engagement to showcase buyer interests, and event’s expected direct impact on sales pipeline, we believe that chief marketing officers and other C-suite executives will have a heightened interest in their success and effectiveness.

In consideration of Forrester’s consent as set forth above, Requester hereby agrees that:

(1)	the Forrester Information will be presented in the Filing as representing data, research opinion or viewpoints published by Forrester and not as a representation of fact;

(2)

Forrester disclaims all warranties, express or implied, statutory or otherwise, including without limitation any implied warranties of merchantability or fitness for a particular purpose, and warranties as to accuracy, completeness or accuracy of the Forrester Information;

(3)

the Forrester Information speaks as of its original publication date (and not as of the date of the Filing) and that the opinions expressed in the Forrester Information are subject to change without notice;

(4)	Forrester shall have no liability for errors, omissions or inadequacies in the Forrester Information or for any interpretations of the Forrester Information;

(5)	Forrester does not assume responsibility for any third parties’ reliance on any information contained in the Filing, including the Forrester Information; and

(6)	Where applicable, Forrester is not an “expert” within the meaning of Section 509 of Regulation S- K promulgated under the Securities Exchange Act of 1934, as amended.

Requester agrees to indemnify and hold harmless Forrester, and its directors, officers, shareholders, employees and agents, from and against any and all claims, liabilities, demands, causes of action, damages, losses and expenses (including reasonable attorney’s fees and costs) arising, directly or indirectly, and without limitation, out of or in connection with the Filing.

Forrester’s consent set forth above shall not be deemed effective until Forrester shall have received a countersigned copy of this document from Requester.

Cvent, Inc.	Forrester Research, Inc.

By: /s/ Michael Dietrich	By: /s/ Naomi Sager
Name: Michael Dietrich	Name: Naomi Sager
Title: Vice President, Marketing	Title: Manager, Citations
Date: September 28, 2021	Date: 9/28/21